PANAMERA HEALTHCARE CORPORATION
4180 Orchard Hill Drive
Edmond, OK  73025

VIA EDGAR CORRESPONDENCE

May 15, 2015

Mr. Jerard Gibson
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:            Panamera Healthcare Corporation
Registration Statement on Form S-1/A
Filed: April 21, 2015
File No. 333-198977

Dear Mr. Gibson:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Panamera Healthcare Corporation (the "Company").  We request that the registration statement be made effective as of Tuesday, May 19, 2015, at 5:00 p.m. (EST), or as soon thereafter as possible.

The Company affirms there have been no material events that require further disclosure.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Additionally, the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Panamera Healthcare Corporation

/s/ Curtis Summers
________________________
Curtis E. Summers, President